Exhibit 99.1

FOCUS MEDIA HOLDING LIMITED
ENTERS INTO DEFINITIVE MERGER AGREEMENT
FOR GOING PRIVATE TRANSACTION

SHANGHAI, December 19, 2012 — Focus Media Holding Limited (the “Company” or “Focus Media”) (Nasdaq: FMCN) announced today that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Giovanna Parent Limited (“Parent”) and Giovanna Acquisition Limited (“Merger Sub”), pursuant to which Parent will acquire Focus Media (the “Transaction”) for US$5.50 per ordinary share of the Company (a “Share”) or US$27.50 per American depositary share, each representing five Shares (an “ADS”). This amount represents a premium of 17.6% over the Company’s closing price of US$23.38 per ADS on August 10, 2012, the last trading day prior to August 13, 2012, the date that the Company announced it had received a “going-private” proposal, and a premium of 36.6% and 33.9% to the volume-weighted average closing price of the Company’s ADSs during the 30 and 60 trading days prior to August 13, 2012, respectively. The Transaction values Focus Media’s equity at approximately US$3.7 billion, on a fully diluted basis.

Immediately after the completion of the Transaction, Parent will be beneficially owned by Jason Nanchun Jiang, the Chairman and Chief Executive Officer of the Company (the “Chairman”); affiliates of and funds managed by Giovanna Investment Holdings Limited, an entity owned and controlled by Carlyle Asia Partners III, L.P.; Gio2 Holdings Ltd., an entity owned and controlled by FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital Fund II, L.P., their respective parallel funds and affiliates; Power Star Holdings Limited, an entity owned and controlled by CITIC Capital China Partners II, L.P.; and State Success Limited, an entity owned and controlled by affiliates of China Everbright Structured Investment Holdings Limited. In addition, Fosun International Limited and/or its affiliates (“Fosun”) will become a beneficial owner of Parent after the Transaction is completed. The Chairman and Fosun, collectively, currently beneficially own, in the aggregate, approximately 35.5% of the outstanding Shares (excluding outstanding options and restricted share units of the Company).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$5.50 in cash without interest and net of any applicable withholding taxes, and each ADS issued and outstanding immediately prior to the Effective Time will represent the right to surrender the ADS in exchange for US$27.50 in cash without interest and net of applicable withholding taxes, other than (i) a portion of the Shares beneficially owned by the Chairman and Fosun immediately prior to the Effective Time, which will be rolled over in the Transaction, and (ii) Shares owned by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Transaction under the Cayman Companies Law, which Shares will be cancelled at the Effective Time for the right to payment of the appraised value of such Shares in accordance with the Cayman Companies Law. Shares owned by the Company or its subsidiaries and Shares reserved (but not yet allocated) by the Company for settlement upon exercise of any share incentive awards issued under the Company’s employee share incentive plans will all be cancelled for no consideration at the Effective Time.

The Company’s Board of Directors, acting upon the unanimous recommendation of an independent committee of the Board of Directors (the “Independent Committee”), approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Transaction. The Independent Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

 Under the terms of the Merger Agreement, the Company is not permitted to pay any dividends or repurchase any of its Shares pending consummation of the Transaction. As a result, the Company’s board of directors has suspended the Company’s previously announced share repurchase program and dividend policy.

The Transaction, which is currently expected to close during the second quarter of 2013, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the authorization and approval of the Merger Agreement. The Chairman, Fosun and certain members of the Company’s senior management team have agreed to vote all of the Shares they beneficially own, which represent approximately 36.0% of the outstanding Shares (excluding outstanding options and restricted share units of the Company), in favor of the authorization and approval of the Merger Agreement and the Transaction. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Market.

Merger Sub has entered into a debt commitment letter pursuant to which Bank of America, N.A., China Development Bank Corporation Hong Kong Branch, China Minsheng Banking Corp., Ltd Hong Kong Branch, Citibank, N.A., Citigroup Global Markets Asia Limited, Credit Suisse AG, Singapore Branch, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, ICBC International Capital Limited, ICBC International Holdings Limited, UBS AG Hong Kong Branch and UBS AG, Singapore Branch have agreed as underwriters, bookrunners and/or mandated lead arrangers to arrange and/or provide or underwrite (themselves or through their affiliates) US$1.525 billion in the aggregate of debt financing for the Transaction, subject to certain conditions.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transaction, the Company and the other participants in the Transaction.

J.P. Morgan Securities (Asia Pacific) Limited is serving as financial advisor to the Independent Committee. Kirkland & Ellis is serving as U.S. legal advisor to the Independent Committee, and Maples and Calder and Fangda Partners are serving as Cayman Islands and PRC legal advisor to the Independent Committee, respectively. Simpson Thacher & Bartlett is serving as U.S. legal advisor to the Company.  Shearman & Sterling LLP is serving as U.S. legal advisor to J.P. Morgan Securities (Asia Pacific) Limited.

Citigroup Global Markets Inc. and Credit Suisse (Hong Kong) Limited are serving as lead M&A financial advisors to the private equity sponsor group (the “Sponsors”) in respect of the Transaction, with Deutsche Bank AG, ICBC International Capital Limited, Merrill Lynch (Asia Pacific) Limited and UBS AG serving as financial advisors. Fried, Frank, Harris, Shriver & Jacobson LLP and Sullivan & Cromwell are serving as U.S. legal advisors to the Sponsors, Sullivan & Cromwell is advising on English law matters and Conyers Dill & Pearman and Zhong Lun Law Firm are serving as Cayman Islands and PRC legal advisor to the Sponsors, respectively. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Chairman. Clifford Chance is serving as U.S. and English law legal advisor to the underwriters, bookrunners and mandated lead arrangers of the debt financing and Walkers and Fangda Partners are serving as Cayman Islands legal advisor and PRC legal advisor, respectively, to the underwriters, bookrunners and mandated lead arrangers of the debt financing.

Additional Information about the Transaction

In connection with the proposed Transaction, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed Transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Focus Media Holding Limited
Floor 28-30, No. 369, Jiangsu Road
Shanghai, China 200050
Tel: +86-21-3212-4661

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed Transaction proceed.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Investor and Media contact: Jing Lu, +86-21-2216-4155, ir@focusmedia.cn